ALERE INC.

51 SAWYER ROAD, SUITE 200

WALTHAM, MASSACHUSETTS 02453

August 19, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Jeffrey P. Riedler and Johnny Gharib

Re:	Alere Inc.
Registration Statement on Form S-4
File No. 333-189755
Initially Filed on July 2, 2013

Ladies and Gentlemen:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended (the “Securities Act”), Alere Inc., a Delaware corporation (the “Company”), and each of the co-registrant subsidiary guarantors (the “Co-Registrants” and, together with the Company, the “Registrants”) listed in the Registration Statement on Form S-4, File No. 333-189755 (as the same may be amended, the “Registration Statement”), filed with the Securities and Exchange Commission (the “Commission”) hereby request that the effective date of the Registration Statement be accelerated so that the Registration Statement will become effective at 5:00 p.m. on Wednesday, August, 21, 2013 or as soon as practicable thereafter.

The Registrants acknowledge that they are aware of their obligations under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.

The Registrants acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrants may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We respectfully request that you provide notice of effectiveness to John D. Hancock of Foley Hoag LLP by telephone at (617) 832-1201 and that you confirm such effectiveness in writing.

Very truly yours,

ALERE INC. and each of the Co-Registrants

By:	/s/ Jay McNamara
Jay McNamara, authorized officer